EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined fixed Charges and Preferred Stock Dividends

	For the years ended September 30,
	2004	2003	2002	2001	2000	1999
	(Dollars in thousands)
Fixed charges (excluding interest on deposits)
Interest on Borrowings	$116,975	$116,289	$111,959	$83,730	$92,517	$80,860
Rent (33%)	2,625	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges	119,600	118,225	113,594	85,066	93,677	81,961
Income (loss) before income taxes and Extraordinary items	73,863	55,671	47,706	29,379	25,075	(5,497)

Earnings	193,463	173,896	161,300	114,445	118,752	76,464

Total fixed charges	119,600	118,225	113,594	85,066	93,677	81,961
Preferred stock dividends on a pretax basis	583	494	418	1,055	1,284	1,247

Combined fixed charges and preferred stock dividends	$120,183	$118,719	$114,012	$86,121	$94,961	$83,208

Ratio of earnings to combined fixed charges and preferred stock dividends	1.61:1	1.46:1	1.41:1	1.33:1	1.25:1	0.92:1

Fixed charges (including interest on deposits)
Interest on Deposits	$71,928	$82,559	$105,212	$143,134	$126,629	$106,655
Interest on Borrowings	116,975	116,289	111,959	83,730	92,517	80,860
Rent (33%)	2,625	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges	191,528	200,784	218,806	228,200	220,306	188,616
Income (loss) before income taxes and Extraordinary items	73,863	55,671	47,706	29,379	25,075	(5,497)

Earnings	265,391	256,455	266,512	257,579	245,381	183,119

Total fixed charges	191,528	200,784	218,806	228,200	220,306	188,616
Preferred stock dividends on a pretax basis	583	494	418	1,055	1,284	1,247

Combined fixed charges and preferred stock dividends	$192,111	$201,278	$219,224	$229,255	$221,590	$189,863

Ratio of earnings to combined fixed charges and preferred stock dividends	1.38:1	1.27.1	1.22:1	1.12:1	1.11:1	0.96:1